Exhibit 99.1

Name and Address of Reporting Person:	Man Investment Partners (US) LP
299 Park Ave., 24th Floor
New York, NY 10171

Issuer Name and Ticker or Trading Symbol:	NextDecade Corporation [NEXT]

Date of Earliest Transaction to be Reported
(Month/Day/Year):	November 17, 2025

Footnotes to Form 4

(1) This statement is being filed by the following Reporting Persons: Bardin Hill Opportunistic Credit Master (US) Fund II LP (“BH Opp Credit Master US II”), Man Investment (US) Opportunistic Credit Fund II GP LLC, formerly known as Bardin Hill Opportunistic Credit Fund II GP LLC, (“Man Opp Credit II GP”), Man Investment Partners (US) LP, formerly known as Bardin Hill Investment Partners LP, (“Man Investment US”), Avinash Kripalani, Jason Dillow, John Greene and Pratik Desai.

(2) Man Investment US is the investment manager of BH Opp Credit Master US II and Man Opp Credit II GP is the general partner of BH Opp Credit Master US II.  Investment decisions of Man Investment US are made by one or more of its portfolio managers, including Jason Dillow, John Greene and Pratik Desai, each of whom has individual decision-making authority.  Avinash Kripalani is a Senior Managing Director at Man Investment US and serves on the board of directors of the Issuer as Man Investment US’s representative.

(3) In connection with the Issuer’s entry into an Amended and Restated Credit Agreement on November 17, 2025 (the “Amended and Restated Credit Agreement”), the Issuer amended certain terms of the Tranche C Warrants previously issued to BH Opp Credit Master US II to extend the termination date of the exercise period from May 14, 2030 to May 14, 2032.

(4) The Tranche C Warrants are subject to anti-dilution protection upon certain issuances of Company securities at an effective price below the fair market value of the Company’s capital stock, as determined in accordance with the Tranche C Warrants, and customary adjustment for stock splits, reverse splits, mergers, combinations, and other similar corporate transactions.

(5) Pursuant to the Amended and Restated Credit Agreement, BH Opp Credit Master US II provided a loan to the Issuer (“Series A-1 Loan”), the principal amount of which, plus any interest paid in kind, is exchangeable by BH Opp Credit Master US II for shares of common stock at any time prior to the maturity on November 17, 2030, for $9.50 per share, subject to adjustment, in accordance with the terms of the Series A-1 Loan. The Series A-1 Loan will accrue interest at a rate of 8.0% per annum to be paid quarterly, in cash or in kind at the election of the Issuer.

(6) Pursuant to the Amended and Restated Credit Agreement, BH Opp Credit Master US II provided a loan to the Issuer (“Series A-2 Loan”), the principal amount of which, plus any interest paid in kind, is exchangeable by BH Opp Credit Master US II for shares of common stock at any time prior to the maturity on November 17, 2030, for $9.50 per share, subject to adjustment, in accordance with the terms of the Series A-2 Loan. The Series A-2 Loan will accrue interest at a rate of 8.0% per annum to be paid quarterly, in cash or in kind at the election of the Issuer.

(7) Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein, except to the extent of its, his or her pecuniary interest.